Mail Stop 4561
Via fax (404) 847-5990

September 11, 2009

Mr. Chris E. Perkins
Chief Financial Officer
Eclipsys Corporation
Three Ravinia Drive
Atlanta, GA 30346

       Re: Eclipsys Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed February 24, 2009
           Form 8-K Filed August 6, 2009
           File No. 0-24539

Dear Mr. Perkins:

      We have reviewed your response letter dated August 25, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 11, 2009.

Form 8-K Filed August 6, 2009

1.   Your response to prior comment 3 indicates that you believe that the columnar format of the "Reconciliation of GAAP to Non-GAAP Pro Forma Results" results in a format that is helpful to investors. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed. Please confirm to us that you will remove such presentation in future filings. As a substitute for this presentation, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K, Regulation G and Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 and Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 and Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief